Owners and Executive Officers

| Direct Owners & Officers | Indirect Owners |

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

Full Legal Name	Status	Status Acquired	Entity in which Interest is Owned	Percent Ownership	Control Person	Public Reporting Company
Individual						
No Information Available.						
Domestic Entity						
CITIGROUP INC.	100% SHAREHOLDER	11/01/1997	CITIGROUP GLOBAL MARKETS HOLDINGS INC.	75% or more	Yes	Yes
CITIGROUP GLOBAL MARKETS HOLDINGS INC.	100% SHAREHOLDER	09/01/1998	OWNS 100% OF CITIGROUP FINANCIAL PRODUCTS INC.	75% or more	Yes	Yes
Foreign Entity						
No Information Available.						